FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 22nd March 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DTR 3.1.4 R(1)(a)

Date of Notification:	22 March 2012
Today’s date:	22 March 2012
Name of Issuer:	Royal Dutch Shell plc
Date of transactions:	21 and 22 March 2012

Name of Directors/PDMRs:

Malcolm Brinded

Nature of the transaction:

1)	Sale of 14,432, 2,824 and 2,984 Royal Dutch Shell plc Class A ordinary shares at 2239.99 pence, Euro 26.915 and Euro 26.92 per share respectively on March 21, 2012.
2)	Sale of 135,865 Royal Dutch Shell plc Class B ordinary shares at 2258.86 pence per share on March 21, 2012.
3)	Sale of 70,337 Royal Dutch Shell plc Class B ordinary shares at 2245.00 pence per share on March 22, 2012.
4)	Purchase by a connected person of 136,000 Royal Dutch Shell plc Class B ordinary shares at 2251.34 pence per share on March 22, 2012.

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

Enquiries

Shell Media Relations
International, UK, European Press: +31 70 377 3600

Shell Investor Relations
Europe: + 31 70 377 3996
United States: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 22 March 2012